Mail Stop 4561


January 9, 2006


VIA U.S. MAIL AND FAX 1-312-726-0468

Mr. Marc R. Wilkow, General Partner and President
First Wilkow Venture
180 North Michigan Avenue
Chicago, Illinois 60601

RE: 	First Wilkow Venture
      Form 10-K for the year ended December 31, 2004
      Form 10-Q for the year ended March 31, 2004
      File no. 0-7798

Dear Mr.Wilkow:

      We have reviewed your letter filed on November 29, 2005 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects.
We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Note (2) Investments in Real Estate Partnerships and Cotenancies, page 28


1. We have read and considered your response to our prior comment one, including your analysis of the effect that would result from using the equity method instead of the cost method. We noted that you limited your analysis to the effect that would result on the statement of operations. Please explain to us and quantify the effect that would result on the balance sheet as well.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. If you have any questions, you may contact
Kelly
McCusker at (202) 551-3433 or me at (202) 551-3414.



Sincerely,



Jorge L. Bonilla

Senior Staff Accountant


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First Wilkow Venture
January 9, 2006
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